

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2010

Robert E. Jorgensen, CEO
Desert Hawk Gold Corp.
8921 N. Indian Trail Road, #288
Spokane, WA 99208

> **Re: Desert Hawk Gold Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 12, 2010**
> **File No. 333-169701**

Dear Mr. Jorgensen:

We have reviewed your registration statement, and your letter dated November 11, 2010, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. Please amend your filing to include updated interim financial statements as necessary to comply with Rule 8-08 of Regulation S-X.

Business and Properties, page 20

2. We note your revised disclosure at page 23 in response to comment 4 in our letter dated October 27, 2010. Although you provide revised parallel disclosure elsewhere and at page 23 of the courtesy copy you provided, an error regarding the amount ("$2,000,00") remains at page 23 in the version filed via EDGAR. Please review for consistency and make appropriate revisions. Also, please ensure that the version you provide via courtesy copy precisely reflects the substance of what has been filed via EDGAR.

Management, page 37

3.   Please provide the disclosure required by Item 401(f) of Regulation S-K.

Audited Consolidated Financial Statements for the Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm, page 2

4.   We note your modified auditor's report in response to comment 11 in our letter dated October 27, 2010 identifies the period from May 1, 2009 (inception of exploration stage) to December 31, 2009 in the scope of the audit in the first paragraph of the report. However, it does not appear that your auditor has provided an opinion on that period within the third paragraph of their report. Please obtain and file an audit report that includes an opinion on the period from May 1, 2009 (inception of exploration stage) to December 31, 2009. In addition, please ensure that the auditor's consent references all applicable periods including the inception to date financial statements.

Consolidated Statement of Changes in Stockholders' Equity (Deficit), page 5

5.   We note that as a result of your restatement, your equity account balances as of December 31, 2009 do not precisely match the amounts presented on the face of your balance sheet. Please update your financial statements accordingly.

Note 10 – Restatement, page 16

6.   We note that your financial statements have been restated. Please modify the face of your affected financial statements to identify the impacted periods as "restated." This comment should also be applied to your interim financial statements.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or John Cannarella, Staff Accountant, at (202) 551-3337, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Ronald N. Vance, P.C.
        Facsimile No. (801) 446-8803